
CTI®

2003 ANNUAL REPORT TO SHAREHOLDERS

CTI Industries Corporation • 22160 North Pepper Road • Barrington, Illinois 60010

FINANCIAL HIGHLIGHTS

Numbers are in thousands except for per-share data.

INCOME STATEMENT

	FYE 12/31/01	FYE 12/31/02	FYE 12/31/03
SALES	$27,446	$41,236	$36,260
INCOME FROM OPERATIONS	$1,017	$1,445	$(679)
EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION	$2,902	$2,789	$1,612
NET INCOME (LOSS)	$(232)	$302	$(566)
DILUTED EARNINGS PER SHARE	$(0.15)	$0.16	$(0.30)

BALANCE SHEET

TOTAL ASSETS	$24,664	$30,272	$30,270
WORKING CAPITAL	$(278)	$(2,907)	$(706)
TOTAL EQUITY	$4,325	$5,474	$5,212

2001 2002 2003 *Numbers are in thousands.*



$45,000
$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
0
$27,447
$41.237
$36,260

Net Sales



$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
0
$2,902
$2,789
$1,612

Earnings Before Interest, Taxes, Depreciation and Amortization



$1,000
$500
0
-$500
-$1,000
-$232
$303
-$566

Net Income (Loss)

DEAR FELLOW SHAREHOLDERS:

It is with great pride that we look back on our 27 years in business. CTI has grown from a small manufacturer to a leader and innovator in the packaging industry, with an extensive—and growing—line of products. Throughout our history, we've maintained a core business: the development and production of containers and pouches and the film materials for them.

By focusing on what we do best, we have developed a reputation for innovation and expertise, which helps define who we are and what we do for our customers. Our innovations include patented technologies in printing on films, sealing systems, valves, closure systems, and film barriers.

From our core business, we developed our product lines to include balloons and novelty items, packaging, and storage solutions for personal and food items, anticipating a market for these products that is now quite large. For balloons and novelty items, the market is over $500 million annually; for storage of food or personal items, it is over $400 million; and for packaging applications, the market is vast, reaching into the billions of dollars.

A TIME OF CHANGE AND GROWTH

The past decade has been one of tremendous growth and change for our company. During the 1990s, CTI's product line consisted principally of foil balloons, with the addition of latex balloons in mid-decade. In the last seven years, we extended our lines further to include laminated and printed films for packaging applications, consumer storage bags, dunnage bags (to cushion packaged products), and other packaging applications.

Much of our growth over the past four years was in laminated and printed films and storage bags. We also grew our novelty product lines, including foil and latex balloons.

For CTI, 2003 was a year of consolidation of the rapid growth we experienced in 2001 and 2002. Our revenues for the year were $36.3 million, down from a high of $41.2 million in 2002, but still 32 percent higher than our revenues of $27.4 million in 2001 and 58 percent higher than our 2000 revenues of $22.9 million.

During 2003, we experienced a loss of $566,000, much of it incurred in the first quarter when our factory overhead costs were at a high due to the installation of new equipment

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CONTENTS

and start-up of new projects. However, later in 2003 and into 2004, we improved our cost structure and reduced our factory overhead costs.

CTI's financial condition improved significantly throughout 2003. Entering the year, we had negative working capital of $2.9 million, largely the result of short-term bank debt and unfinanced capital expenses from 2002 and 2003. Yet, by December 2003, we had reduced our working capital deficit to approximately $700,000; and by March 31, 2004, we had further reduced it to $331,000. We achieved this improvement through better financial performance overall and a $3.5 million long-term bank loan in December 2003.

LOOKING TO THE FUTURE

We believe that our current product lines and technologies provide opportunities for future growth and consistent profitability. Our plan is to focus on our existing product categories—balloons, consumer storage pouches, and packaging films—and to pursue increased revenues in each by directing our efforts toward the following areas:

- **Developing additional revenues** for existing products
- **Controlling and reducing** manufacturing and overhead costs
- **Using our technology** to develop and launch new products in our current product categories
- **Developing new sales** and marketing channels and relationships

As always, our goal is to increase value for our company's shareholders. Through strategic expansion and financial discipline, we believe we are now in an even stronger position to achieve this goal.

SINCERELY,

John H. Schwan
Chairman

Howard W. Schwan
President

Stephen M. Merrick
Executive Vice-President

A BRIEF HISTORY

CTI Industries Corporation was organized in 1976 and has had its plant and principal offices in Barrington, Illinois, since that time.

Since its inception, CTI has maintained a core business: the development and production of containers and pouches and the film materials for them. Over the years, our products have included flexible containers for liquid products, foil and latex balloons, pouches for personal storage use, and laminated and printed films for use in packaging applications.

Although CTI's end-product focus has varied over the years, the core business, coupled with the dedication of employees who have remained with the company for years, has enabled us to develop expertise and technology that make CTI a leader in the industry. Our company—and our people—have developed expertise in film technology and film combinations for various applications, created designs for printing on films, and perfected the art of printing on plastic film and effectively sealing pouches. We have developed a number of inventions and obtained patents in such areas as valves for balloons and pouches and zipper closures for pouches.

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C.T.I.
Fire Department



A BRIEF HISTORY,

continued from the previous page

When we opened in 1976, CTI produced flexible plastic pouches used for packaging liquid food and other products. Soon after, we became the first company to develop manufacturing methods for foil balloons, which became one of our primary products. Foil balloons grew in popularity throughout the 1980s, and CTI was a leader in the market. Our company was the first to print designs on balloons and to automate production of these products. As this market continued to develop, CTI's sales grew as our products were offered through many retail channels, including grocery chains, florists, party goods stores, gift stores, and mass merchants.

CTI began selling latex balloons in 1985, and in 1988 we began producing these balloons at a plant in Cary, Illinois. In 1994, we entered into a mutually beneficial arrangement with a company in Mexico. That company purchased our latex-balloon manufacturing equipment and began supplying us with latex balloons for resale. In time, we acquired 98-percent ownership of this Mexican operating company, Flexo Universal, S.A. de C.V.

CONTINUED EXPANSION AND GROWTH

During the 1990s, we began to expand our commercial films business, and during the past five years, this section of our business has grown rapidly.

Over the past 10 years we have diversified our business among six product lines, and our total revenues have grown from about $14 million in 1995 to over $41 million in 2002 and $37 million in 2003.

Today, CTI has operations in the U.S., Mexico, and the United Kingdom and sells its products in nearly 30 countries. We have over 350 employees worldwide and operate plants and facilities with a total of approximately 150,000 square feet.


SPACE BAG

OVERVIEW

The Company produces film products for novelty, packaging and container applications. These products include metalized balloons, latex balloons and related latex toy products, films for packaging applications, and flexible containers for packaging and storage applications. We produce all of our film products for packaging and container applications and all of our metalized balloons at our facility in Barrington, Illinois. We produce all of our latex balloons and latex products at our facility in Guadalajara, Mexico. Substantially all of our film products for packaging applications and flexible containers for packaging and storage are sold to customers in the United States. We market and sell our novelty items—principally metalized balloons and latex balloons—in the United States, Mexico, the United Kingdom, and a number of other countries.

In 2003, our revenues as a percentage of total consolidated sales from each of our principal product categories was as follows:

- Commercial Films and Containers 48%
- Metalized Balloons 34%
- Latex Balloons 11%

Over the past several years, revenues from commercial films and containers have increased significantly as a percentage of sales. As a percentage of total sales, revenues in this category have increased from a level of 17% of revenues in 1998 to approximately 48% of total company revenues during the past two years. The increase in sales in this product category have accounted for most of the increase in consolidated sales over the past five years.

Purchases by a limited number of customers represent a significant portion of total Company revenues. In 2003, sales to our top 10 customers represented 68% of total revenues. Of those principal customers, one is a customer for storage containers and represented 28% of total 2003 revenues, one is a customer for packaging film and represented 14.7% of total 2003 revenues and one is a customer for metalized balloons and represented 11% of total 2003 revenues. For the most part, with our principal customers, we do not have long-term purchase agreements or commitments, and the risk exists that sales to one or more of these customers will decline or terminate. With one customer for packaging film, however, we do have a contract extending through October 2005, under which the customer is obligated to purchase at least 65% of that customer's requirements for the packaging film; and with our customer for storage containers, we do have an agreement extending through July 2005, under which that customer has agreed, subject to certain conditions, to purchase its requirements for the film used in the storage bags. Loss of one or more of these principal customers, or a significant reduction in purchases by one or more of them, could have a material adverse effect on the business of the Company.

We have experienced declines in our gross margins over the past several years. In general, gross margins have declined from almost 28% in 2001 to 18.3% in 2003. Most of this decline in gross margins relates to metalized balloons. Margins in that product category have declined from 27% in 2001 to 10.4% in 2003. The decline in margin is attributable both to price competition and to increases in the costs principally of factory overhead and direct labor, and, to a limited degree in 2003, of raw materials. We have experienced significant increases in factory overhead costs over the past three years, including insurance costs, health insurance costs, supervisory wages, quality control wages and depreciation.

Our business plan includes:

- Continued focus on our existing product categories, including efforts to generate additional revenues in these categories.
- Efforts to control and reduce manufacturing costs, particularly factory overhead and direct labor costs.
- Efforts to develop new products, product improvements and technologies in our existing product categories.
- Development of new sales and marketing channels and relationships.

We have engaged in ongoing efforts during 2003 to achieve reduction in factory overhead. In the fourth quarter of 2003, our factory overhead in the U.S. was 17% less than in the first quarter. We intend to continue these efforts and believe that we will achieve additional reductions in factory overhead and direct labor costs during 2004.

RESULTS OF OPERATIONS

Year Ended December 31, 2003, Compared to Year Ended December 31, 2002

Net Sales. For the fiscal year ended December 31, 2003, consolidated revenues from the sale of all products were $36,260,000, compared to consolidated revenues of $41,236,000 for the year ended December 31, 2002, a decrease of 12%. This decrease in revenues is the result principally of (i) an 11% decrease in sales of printed and laminated films from $19,621,000 in 2002 to $17,439,000 in 2003; (ii) a 24% decrease in sales of metalized balloons from $16,392,000 in 2002 to $12,405,000 in 2003; and (iii) a 17% decrease in the sales of latex balloons from $4,948,000 in 2002 to $4,125,000 in 2003. These revenue decreases are attributable principally to decreases in sales to three principal customers. Sales in 2002 to these three customers were as follows:

(i) $12,086,000 to a customer for consumer storage bags, (ii) $7,000,000 to a customer for packaging films and (iii) $5,111,000 to a customer for metalized balloons. During 2003, sales to each of those customers, respectively, were: (i) $10,298,000, (ii) $5,360,000 and (iii) $4,006,000.

For the fiscal year 2003, on a consolidated basis, metalized balloons represented 34% of sales, laminated and printed films 48% of sales, and latex balloons 11% of sales. During fiscal 2002, metalized balloons represented 40% of sales, laminated and printed films 48% of sales, and latex balloons 12% of sales.

Cost of Sales. For fiscal 2003, cost of sales increased to 81.7% of net sales compared to 78.4% of net sales for fiscal 2002. In fiscal 2003, profit margins on metalized balloons, latex balloons, and laminated and printed film were 10.4%, 9.1% and 34.9%, respectively, compared to margins on the same product lines for 2002 of 24.3%, 17.5% and 27.5%. The reduction in margins with respect to metalized balloons in 2003 is attributable principally to pricing affected by price competition and to increases in production overhead.

General and Administrative. For fiscal 2003, administrative expenses were $4,055,000, or 11.2% of net sales, as compared to $4,225,000, or 10.2% of net sales for fiscal 2002. The decrease in administrative expenses is attributable to decreases in personnel and compensation expense, audit expenses, legal expenses and consulting fees.

Selling. For fiscal 2003, selling expenses were $1,442,000, or 4% of net sales, compared to $1,551,000, or 3.8% of net sales for fiscal 2002. There was no significant change in selling expenses from 2002 to 2003.

Marketing and Advertising. For fiscal 2003, advertising and marketing expenses were $1,816,000, or 5% of net sales, compared to $1,671,000, or 4.1% of sales for fiscal 2002. The increase is attributable principally to increases in artwork and films and trade show expense.

Other Expense. For fiscal 2003, interest expense and loan fees totaled $1,103,000. For fiscal 2002, interest expense was $832,000. The increase in interest expense is attributable principally to increased levels of borrowing and an increased average rate of interest on outstanding indebtedness. The Company had currency exchange losses during 2003 of $36,000 compared to currency exchange losses during fiscal 2002 of $281,000. The Company had other income during 2003 of $428,000 arising principally from the forgiveness of certain indebtedness; the Company had no such income during 2002.

Net Income or Loss. For the fiscal year ended December 31, 2003, the Company had a loss before taxes and minority interest of $1,349,000 compared to income before taxes and minority interest for fiscal 2002 of $335,000. The net loss for fiscal 2003 was $566,000 compared to net income for fiscal 2002 of $303,000.

Income Taxes. For the fiscal year ended December 31, 2003, the Company had an income tax benefit of $782,000, compared to an income tax expense of $39,000 for fiscal 2002. The amount of the income tax expense or benefit recognized by the Company for both 2003 and 2002 reflects adjustments in deferred tax assets and other items arising from the operating results of the Company for each year.

Year Ended December 31, 2002, Compared to Year Ended December 31, 2001

For the fiscal year ended December 31, 2002, consolidated revenues from the sale of all products were $41,236,000, compared to consolidated revenues of $27,446,000 for the year ended December 31, 2001, an increase of 50%. This increase in revenues was the result principally of (i) a 72% increase in sales of printed and laminated films from 11,438,000 in 2001 to 19,621,000 in 2002 and (ii) a 61% increase in sales of metalized balloons from $10,155,000 in 2001 to $16,392,000 in 2002. These sales revenues increases are attributable principally to increases in sales to three principal customers. Sales in 2002 to these three customers were as follows: (i) $12,086,000, or 29% of total revenues, to a customer for consumer storage bags; (ii) $7,000,000, representing 17% of total sales, to a customer for packaging films; and (iii) $5,111,000, representing 12.4% of total sales, to a customer for metalized balloons.

For the fiscal year 2002, on a consolidated basis, metalized balloons represented 40% of sales, laminated and printed films 48% of sales, and latex balloons 12% of sales. During fiscal 2001, metalized balloons represented 37% of sales, laminated and printed films 44% of sales, and latex balloons 19% of sales.

Cost of Sales. For fiscal 2002, cost of sales increased to 78.4% of net sales, compared to 72.3% of net sales for fiscal 2001. In fiscal 2002, profit margins on metalized balloons, latex balloons, and laminated and printed film were 24.3%, 17.5% and 27.5%, respectively, compared to margins on the same product lines for 2001 of 27.1%, 14.1% and 33%. The reduction in margins with respect to metalized balloons in 2002 is attributable principally to sales of balloons to one significant customer at prices and margins lower than other customers. Also, the Company experienced higher than normal production costs during the second half of 2002, arising from the installation of new equipment and the need to respond to large volume requirements. With respect to laminated and printed films, the reduction in margins during 2002 is attributable principally to (i) greater allocation of production overhead costs to this product line, (ii) an increase in resin costs, and (iii) increased costs associated with the installation and operation of new equipment.

General and Administrative. For fiscal 2002, administrative expenses were $4,225,000, or 10.2% of net sales, as compared to $3,702,000, or 13.5% of net sales for fiscal 2001. The increase in administrative expenses is attributable to increases in personnel and compensation, insurance premiums, litigation settlement costs, audit expenses, consulting fees and travel expenses. Additionally, in June 2002, the Company entered into a settlement agreement of pending litigation, incurring an expense of $105,000.

Selling. For fiscal 2002, selling expenses were $1,551,000, or 3.8% of net sales, compared to $1,760,000, or 6.4% of net sales for fiscal 2001. The decline in selling expense resulted from reductions in several expense items including royalty payments and commissions.

Marketing and Advertising. For fiscal 2002, advertising and marketing expenses were $1,671,000, or 4.1% of net sales, compared to $1,133,000, or 4.1% of sales for fiscal 2001. The increase is attributable principally to the expense of additional personnel and compensation expenses.

Other Expense. For fiscal 2002, interest expense and loan fees totaled $832,000. For fiscal 2001, interest expense was $1,126,000. The reduction in interest expense is attributable principally to lower applicable interest rates. The Company had currency exchange losses during 2002 of $281,000, compared to currency gains during fiscal 2001 of $89,000.

Net Income or Loss. For the fiscal year ended December 31, 2002, the Company had income before taxes and minority interest of $335,000, compared to a loss before taxes and minority interest for fiscal 2001 of $14,000. The net income for fiscal 2002 was $303,000 compared to a net loss for fiscal 2001 of $232,000.

Income Taxes. For the fiscal year ended December 31, 2002, the Company had income tax expense of $39,000, compared to an income tax expense of $277,000 for fiscal 2001. The amount of the income tax expense recognized by the Company for both 2002 and 2001 reflects adjustments in deferred tax assets and other items arising from the operating results of the Company for each year.

Contracts with foreign suppliers are stated in U.S. dollars, and the Company is not subject to currency rate fluctuations on these transactions. The effect of currency rate fluctuations on intercompany transactions with the Company's England subsidiary and Mexico subsidiary has not been material. As a result, the Company has not hedged against currency rate fluctuations.

FINANCIAL CONDITION

Year Ended December 31, 2003, Compared to Year Ended December 31, 2002

Cash Flow from Operations. Cash flow provided by operations for the fiscal year ended December 31, 2003, was $3,208,000. Cash flow from operations resulted principally from increases in accounts payable of $1,130,000 and in depreciation and amortization of $1,619,000, and a reduction in, or disposition of, receivables, and inventory and other assets totaling $1,113,000 offset by an increase in the deferred income tax benefit of $782,000. Cash flow generated by operations for the fiscal year ended December 31, 2002, was $3,051,000.

Cash Used in Investing Activities. During fiscal 2003, the Company invested $2,007,000 in machinery and equipment. During fiscal 2002, the Company invested $2,478,000 in machinery and equipment.

Cash from Financing Activities. Cash used in financing activities during fiscal 2003 was $804,000. The net cash use of funds in financing activities during 2003 reflects (i) sources of cash, including proceeds from a new term loan, an amended mortgage loan, subordinated loan advances and officer loans and (ii) uses of cash, including payments on the term loans and mortgage loan and on vendor notes. During fiscal 2002, cash flow used in financing activities was $513,000.

On December 31, 2003, the Company entered into a Loan and Security Agreement with a bank under which the lender has provided the Company with a credit facility in the amount of $11,000,000, collateralized by equipment, inventory, receivables and other assets of the Company. The credit facility includes a term loan of $3,500,000 at an interest rate of prime plus 1.5% per annum, which is based upon the appraised value of the equipment of the Company, and a revolving line of credit, up to a maximum amount of $7,500,000, at an interest rate of prime plus 1.5% per annum. Advances under the revolving line of credit include advances of up to 85% of eligible receivables and up to 50% of the value of the Company's inventory. The term loan and revolving line of credit are secured by substantially all assets of the Company. In connection with the Loan Agreement, two principals of the Company have executed agreements pursuant to which they have agreed, in the event appraisals of the Company's machinery and equipment to be performed during 2004 indicate values less than those specified in the Loan Agreement, to provide guarantees of a portion of the term loan or subordinated loan funds to the Company. The term of this credit facility is for a period of 2 years expiring on December 31, 2005, and is automatically extended after that date from year to year unless (i) the bank accelerates the payment of the obligations under the Loan Agreement or (ii) either party elects to terminate by giving notice of termination 90 days before the expiration of the original or any renewal term.

Certain terms of the Loan Agreement include: (i) the requirement that the Company maintain a specified level of tangible net worth and a ratio of EBITDA to fixed charges; (ii) mandatory prepayment of the term loan (A) from the proceeds of the sale or disposition of equipment and (B) 50% of excess cash flow of the Company during 2004; and (iii) a prohibition of various acts, including (A) incurring new debt, (B) engaging in acquisitions, (C) paying dividends, (D) purchasing stock, without the consent of the Bank.

With respect to the EBITDA to fixed charges and tangible net worth covenants, the bank has issued a waiver of violations of the covenants as of December 31, 2003. For periods after December 31, 2003, the bank has agreed to modify the covenants, both the tangible net worth and ratio of EBITDA of fixed charges, to reduced levels with a measurement date commencing January 1, 2004.

Approximately $6,763,000 in proceeds from this new loan were used to pay to a prior senior lender the entire balance due to that lender consisting of $2,540,000 in term loans and $4,223,000 in revolving loans

In January 2001, the Company entered in to a Loan and Security Agreement with an institutional lender under which the lender provided the Company with a credit facility in the amount of $9,500,000, collateralized by equipment, inventory, receivables and other assets of the Company. The credit facility included a term loan of $1,426,000 at an interest rate of prime plus 0.75% per annum, which was based upon the appraised value of the equipment of the Company and a revolving line of credit at an interest rate of prime plus 0.5% per annum, the amount of which was based on advances of up to 85% of eligible receivables and up to 40% of the value of the Company's inventory. In 2002, the lender advanced additional funds on the original term loan in the amount of $490,880 and advanced a second term loan in the amount of $1,740,000 and increased the credit facility to $11,500,000. The term loans and revolving line of credit were secured by substantially all assets of the Company. The term of this credit facility was for a period of three years expiring on January 15, 2004. On December 31, 2003, the entire balance due to the lender was paid and the credit facility with that lender terminated.

In January, 2001, another bank loaned to the Company the sum of $2,873,000 in a refinance of the Company's principal office building and property situated in Barrington, Illinois. This loan is secured by this building and property and has been made in the form of two notes: one note is in the principal amount of $2,700,000, bears interest of 9.75% per annum, and has a term of five years with a 25-year amortization; and the second note is in the principal amount of $173,000, bears interest at 10% per annum, and has a term of three years. In May 2003, this loan was amended to increase the principal amount of the first note to $2,912,000 and to reduce the interest rate to 6.25% per annum. The second note was paid in full as of January 5, 2004.

Current Assets. As of December 31, 2003, the total current assets of the Company were $15,435,000, compared to total current assets of $16,138,000 as of December 31, 2002. The change in current assets reflects, principally, a decrease in inventory of $770,000 and decrease in receivables of $765,000, partially offset by an increase in prepaid expenses and other current assets of $549,000.

Inventory. The net inventory of the Company decreased from $10,034,000 as of December 31, 2002, to 9,263,000 as of December 31, 2003. The decrease reflected principally a reduction in latex balloon inventory.

Property, Plant and Equipment. During fiscal 2003, the Company invested $2,007,000 in capital items. Most of this investment was in production equipment. During 2002, the Company invested $2,478,000 in capital items.

Current Liabilities. Total current liabilities decreased from $19,045,000 as of December 31, 2002, to $16,140,000 as of December 31, 2003. This decrease is attributable principally to a decrease in accounts payable from $9,581,000 as of December 31, 2002, to $6,799,000 as of December 31, 2003, which occurred principally by reason of the conversion of $3,534,000 of vendor obligations to term debt. Also, the amount outstanding on the line of credit was reduced from $5,643,000 on December 31, 2002 to $3,694,000 on December 31, 2003.

Year Ended December 31, 2002, Compared to Year Ended December 31, 2001

Cash Flow from Operations. Cash flow provided by operations for the fiscal year ended December 31, 2002, was $3,039,000. In addition to earnings, the funds provided resulted principally from increases in accounts payable of $3,910,000 and in depreciation and amortization of $1,588,000, offset by increases in accounts receivable of $1,075,000 and in inventory of $1,965,000. Cash flow generated by operations for the fiscal year ended December 31, 2001, was $624,000.

Cash Used in Investing Activities. During fiscal 2002, the Company invested $2,478,000 in machinery and equipment. During fiscal 2001, the Company invested $1,002,000 in machinery and equipment.

Cash from Financing Activities. Cash used in financing activities during fiscal 2002 was $513,000. The cash used in financing activities was principally to pay down the credit facility. During fiscal 2001, cash flow provided by financing activities was $102,000.

In January, 2001, the Company entered into a Loan and Security Agreement with an institutional lender under which the lender provided the Company with a credit facility in the amount of $9,500,000, collateralized by equipment, inventory, receivables and other assets of the Company. The credit facility included a term loan of $1,426,000 at an interest rate of prime plus 0.75% per annum, which was based upon the appraised value of the equipment of the Company and a revolving line of credit at an interest rate of prime plus 0.5% per annum, the amount of which was based on advances of up to 85% of eligible receivables and up to 40% of the value of the Company's inventory. In 2002, the lender advanced additional funds on the original term loan in the amount of $490,880 and advanced a second term loan in the amount of $1,740,000 and increased the credit facility to $11,500,000. The term loans and revolving line of credit were secured by substantially all assets of the Company. The term of this credit facility was for a period of three years expiring in January 2004.

Also in January 2001, another bank loaned to the Company the sum of $2,873,000 in a refinance of the Company's principal office building and property situated in Barrington, Illinois. This loan is secured by this building and property and has been made in the form of two notes: one note is in the principal amount of $2,700,000, bears interest of 9.75% per annum, and has a term of five years with a 25-year amortization; and the second note was in the principal amount of $173,000, bears interest at 10% per annum, and has a term of three years.

Current Assets. As of December 31, 2002, the total current assets of the Company were $16,138,000, compared to total current assets of $14,143,000 as of December 31, 2001. The increase in current assets is attributable principally to increases during 2002 in accounts receivable and inventory.

Inventory. The net inventory of the Company increased from $8,458,000 as of December 31, 2001, to $10,034,000 as of December 31, 2002. This increase was the result principally of (i) higher levels of production arising from increasing sales during 2001, (ii) a seasonal increase in balloon inventory for anticipated levels of sales in the first quarter of 2002, and (iii) production of balloons to order for a customer in the fourth quarter of 2002 for delivery in the first quarter of 2003.

Property, Plant and Equipment. During fiscal 2002, the Company invested $4,709,000 in capital items, of which $2,016,000 was additional capital projects in process substantially all of which will be recorded as capital investment in plant and equipment during 2003. Most of this investment was in production equipment. During 2001, the Company invested $1,002,000 in capital items.

Current Liabilities. Total current liabilities increased from $14,421,000 as of December 31, 2001, to $19,045,000 as of December 31, 2002. This increase is attributable principally to an increase in accounts payable from $5,492,000 as of December 31, 2001, to $9,585,000 as of December 31, 2002.

Liquidity and Financial Resources

At December 31, 2003, the Company had negative working capital of $706,000, compared to negative working capital as of December 31, 2002 of $2,907,000. This improvement in working capital occurred principally as the result of the reduction in current liabilities on December 31, 2002, of $19,045,000 to $16,140,000 on December 31, 2003. This reduction occurred because (i) during 2003, approximately $3,534,000 in payables to vendors was converted to term obligations and (ii) in connection with the new senior loan completed on December 30, 2003, the entire balance due to the prior senior lender, all of which was designated as short-term, was paid, consisting of $2,540,000 in term loans and $4,223,000 in revolving loan balances.

The Company has maintained relatively small cash balances and reserves and relies on its credit facility for liquidity. Under the credit facility, the Company is able to borrow up to 85% of its eligible receivables and up to 50% of its eligible inventory, and utilizes the proceeds of these borrowings for its cash requirements. On December 31, 2003, the Company had available to it under the revolving loan total availability of $1,648,000. If the Company's sales were to decline significantly in any period, the Company's ability to borrow under this line would be reduced and its ability to meet its current obligations would be adversely affected.

Based upon the current level of operations, we anticipate that our operating cash flow, together with available borrowings under our revolving loan, will be adequate to meet our anticipated future requirements for working capital and operating expenses for at least the next 12 months. However, the Company's ability to make scheduled payments of principal of, or to pay interest on, its current indebtedness and to satisfy its other obligations will depend upon its future performance, which, to a certain extent, will be subject to general economic, financial, competitive, business and other factors beyond the control of the Company.

The contractual commitments of the Company over the next five years are as follows:

Year	Future Minimum Principal Payments	Operating Leases	Licenses	Total
2004	$2,998,496	$542,532	$86,664	$3,627,692
2005	$2,948,195	$532,905	$76,664	$3,557,764
2006	$756,065	$504,771	—	$1,260,836
2007	$759,723	$472,728	—	$1,232,451
2008 and thereafter	$3,366,234	$620,400	—	$3,986,634

The Company does not have any current material commitments for capital expenditures.

Seasonality

In the metalized product line, sales have historically been seasonal, with approximately 20% to 30% of annual sales of metalized balloons being generated in December and January, and 11% to 13% of annual metalized balloon sales being generated in June and July in recent years. The sale of latex balloons and laminated film products have not historically been seasonal, and as sales in these products lines increase as a percentage of total sales, the seasonality of the Company's total net sales has decreased.

Critical Accounting Policies

The financial statements of the Company are based on the selection and application of significant accounting policies, which require management to make various estimates and assumptions. The following are some of the more critical judgment areas in the application of our accounting policies that currently affect our financial condition and results of operation.

Revenue Recognition. Substantially all of the Company's revenues are derived from the sale of products. With respect to the sale of products, revenue from a transaction is recognized when (i) a definitive arrangement exists for the sale of the product, (ii) delivery of the product has occurred, (iii) the price to the buyer has been fixed or is determinable, and (iv) collectibility is reasonably assured. The Company generally recognizes revenue for the sale of products when the products have been shipped and invoiced. In some cases, product is provided on consignment to customers. In those cases, revenue is recognized when the customer reports a sale of the product.

Allowance for Doubtful Accounts. We estimate our allowance for doubtful accounts based on an analysis of specific accounts, an analysis of historical trends, payment and write-off histories. Our credit risks are continually reviewed, and management believes that adequate provisions have been made for doubtful accounts. However, unexpected changes in the financial condition of customers or changes in the state of the economy could result in write-offs that exceed estimates and negatively affect our financial results.

Inventory Valuation. Inventories are stated at the lower of cost or market. Cost is determined using standard costs, which approximate costing determined on a first-in, first out basis. Standard costs are reviewed and adjusted periodically based on actual direct and indirect production costs. Labor, overhead and purchase price variances from standard costs are determined on a monthly basis, and inventory is adjusted monthly reflecting these variances. On a periodic basis, the Company reviews its inventory levels for estimated obsolescence or unmarketable items, in reference to future demand requirements and shelf life of the products. As of December 31, 2003, the Company had established a reserve for obsolescence, marketability or excess quantities with respect to inventory in the aggregate amount of $492,000. As of December 31, 2002, the amount of the reserve was $354,000. In addition, on a periodic basis, the Company disposes of inventory deemed to be obsolescent or unsaleable and, at such time, records an expense for the value of such inventory.

Valuation of Long-Lived Assets. We evaluate whether events or circumstances have occurred that indicate that the carrying amounts of long-lived assets (principally property and equipment and goodwill) may be impaired or not recoverable. Significant factors that may trigger an impairment review include changes in business strategy, market conditions, the manner of use of an asset, underperformance relative to historical or expected future operating results, and negative industry or economic trends. In 2001, the FASB issued Statement No. 142, "Goodwill and Other Intangible Assets," which among other things, eliminates the amortization of goodwill and certain other intangible assets and requires that goodwill be evaluated annually for impairment by applying a fair-value-based test. We retained valuation consulting firms to conduct an evaluation of our goodwill in our Mexico subsidiary in June 2002, December 2002 and December 2003. In the opinion of these firms, our goodwill valuation of our Mexico subsidiary on these dates, in the amount of $1,113,000, was not impaired.

Income Taxes and Deferred Tax Assets. Income taxes are accounted for as prescribed in SFAS No. 109-Accounting for Income Taxes. Under the asset and liability method of Statement 109, the Company recognizes the amount of income taxes currently payable and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years these temporary differences are expected to be recovered or settled.

As of December 31, 2003, the Company had a net deferred tax asset of $1,341,000, representing the amount the Company may recover in future years from future taxable income. As of December 31, 2002, the amount of the deferred tax asset was $689,000. Each year and period, management must make a judgment to determine the extent to which the deferred tax asset will be recovered from future taxable income. As of December 31, 2003, management has determined that an appropriate allowance against the deferred tax asset, for the possibility that such amount will not be recovered, is $739,000. As of December 31, 2002, the amount of this reserve was $739,000. These determinations involve the exercise of significant management judgment and are made based upon historical, current and projected levels of revenue and profit.

Safe Harbor Provision of the Private Securities Litigation Act of 1995 and Forward-Looking Statements

The Company operates in a dynamic and rapidly changing environment that involves numerous risks and uncertainties. The market for mylar and latex balloon products is generally characterized by intense competition, frequent new product introductions and changes in customer tastes, which can render existing products unmarketable. The statements contained in Item 1 (Description of Business) and Item 7 (Management's Discussion and Analysis of Financial Condition and Results of Operations) that are not historical facts may be forward-looking statements (as such term is defined in the rules promulgated pursuant to the Securities Exchange Act of 1934) that are subject to a variety of risks and uncertainties more fully described in the Company's filings with the Securities and Exchange Commission including, without limitation, those described under "Risk Factors" in the Company's Form SB-2 Registration Statement (File No. 333-31969) effective November 5, 1997. The forward-looking statements are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Accordingly, these statements are subject to significant risks, uncertainties and contingencies that could cause the Company's actual growth, results, performance and business prospects and opportunities in 2003 and beyond to differ materially from those expressed in, or implied by, any such forward-looking statements. Wherever possible, words such as "anticipate," "plan," "expect," "believe," "estimate," and similar expressions have been used to identify these forward-looking statements, but are not the exclusive means of identifying such statements. These risks, uncertainties and contingencies include, but are not limited, to competition from, among others, national and regional balloon, packaging and custom film product manufacturers and sellers that have greater financial, technical and marketing resources and distribution capabilities than the Company; the availability of sufficient capital; the maturation and success of the Company's strategy to develop, market and sell its products; risks inherent in conducting international business; risks associated with securing licenses; changes in the Company's product mix and pricing; the effectiveness of the Company's efforts to control operating expenses; general economic and business conditions affecting the Company and its customers in the United States and other countries in which the Company sells and anticipates selling its products and services; and the Company's ability to (i) adjust to changes in technology, customer preferences, enhanced competition and new competitors, (ii) protect its intellectual property rights from infringement or misappropriation, (iii) maintain or enhance its relationships with other businesses and vendors, and (iv) attract and retain key employees. There can be no assurance that the Company will be able to identify, develop, market, sell or support new products successfully, that any such new products will gain market acceptance, or that the Company will be able to respond effectively to changes in customer preferences. There can be no assurance that the Company will not encounter technical or other difficulties that could delay introduction of new or updated products in the future. If the Company is unable to introduce new products and respond to industry changes or customer preferences on a timely basis, its business could be materially adversely affected. The Company is not obligated to update or revise these forward-looking statements to reflect new events or circumstances.

QUALITATIVE AND QUANTITATIVE DISCLOSURES REGARDING MARKET RISK

The Company is exposed to various market risks, primarily foreign currency risks and interest rate risks.

The Company's earnings are affected by changes in interest rates as a result of variable rate indebtedness. If market interest rates for our variable rate indebtedness averaged 1% more than the interest rate actually paid for the years ending December 31, 2003, 2002 and 2001, our interest rate expense would have increased, and income before income taxes would have decreased by $39,033, $48,745 and $47,326, for these years, respectively. These amounts are determined by considering the impact of the hypothetical interest rates on our borrowings. This analysis does not consider the effects of the reduced level of overall economic activity that could exist in such an environment. Further, in the event of a change of such magnitude, management would likely take actions to reduce our exposure to such change. However, due to the uncertainty of the specific actions, we would take and their possible effects, the sensitivity analysis assumes no change in our financial structure.

The Company's earnings and cash flows are subject to fluctuations due to changes in foreign currency rates, particularly the Mexican Peso and the British Pound, as the Company produces and sells products in Mexico for sale in the United States and other countries, and the Company's U.K. subsidiary purchases balloon products from the Company in U.S. Dollars. Also, the Mexican subsidiary purchases goods from external sources in U.S. Dollars and is affected by currency fluctuations in those transactions. Substantially all of the Company's purchases and sales of goods for its operations in the United States are done in U.S. Dollars. However, the Company's level of sales in other countries may be affected by currency fluctuations. As a result, exchange rate fluctuations may have an effect on sales and gross margins. Accounting practices require that the Company's results from operations be converted to U.S. Dollars for reporting purposes. Consequently, the reported earnings of the Company in future periods may be affected by fluctuations in currency exchange rates, generally increasing with a weaker U.S. Dollar and decreasing with a strengthening U.S. Dollar. To date, we have not entered into any transactions to hedge against currency fluctuation effects.

We have performed a sensitivity analysis as of December 31, 2003, that measures the change in the results of our foreign operations arising from a hypothetical 10% adverse movement in the exchange rate of all of the currencies the Company presently has operations in. Using the results of operations for 2003, 2002 and 2001 for the Company's foreign operations as a basis for comparison, an adverse movement of 10% would create a potential reduction in the Company's net income, or increase its net loss, before taxes, in the amount of, for each of those years, $173,034, $175,973 and $176,509.

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
CTI Industries Corporation and Subsidiaries
Barrington, Illinois

We have audited the accompanying consolidated balance sheets of CTI Industries Corporation and Subsidiaries as of December 31, 2002, and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CTI Industries Corporation and Subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 13 to the consolidated financial statements, on January 1, 2002, the Company changed its method of accounting for goodwill to adopt Statement of Financial Accounting Standards No. 142.

/s/ McGladrey & Pullen, LLP
Schaumburg, Illinois
April 15, 2003

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of CTI Industries Corporation

We have audited the accompanying consolidated balance sheet of CTI Industries Corporation and Subsidiaries as of December 31, 2001, and the related consolidated statement of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presently fairly, in all material respects, the consolidated financial position of CTI Industries Corporation and Subsidiaries as of December 31, 2001, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As indicated in Note 3 to these accompanying consolidated financial statements, the Company has restated its consolidated financial statements for the year ended December 31, 2001.

/s/ Grant Thornton, LLP
Chicago, Illinois
April 10, 2002, except as to Note 2, which is as of April 15, 2003

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
CTI Industries Corporation

We have audited the accompanying consolidated balance sheet of CTI Industries Corporation and subsidiaries (the "Company") as of December 31, 2003, and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CTI Industries Corporation and subsidiaries as of December 31, 2003, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles accepted in the United States of America.

/s/ Eisner LLP
New York, New York
February 18, 2004
With respect to the first paragraph of Note 6
April 14, 2004

CTI INDUSTRIES CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2003	December 31, 2002
ASSETS		
Current Assets:		
Cash	$ 329,742	$ 160,493
Accounts receivable (less allowance for doubtful accounts of $316,047 and $391,406 respectively)	4,620,276	5,384,839
Inventories	9,263,160	10,033,593
Deferred tax assets	361,751	247,780
Prepaid expenses and other current assets	859,635	310,995
Total Current Assets	15,434,564	16,137,700
Property and Equipment:		
Machinery and equipment	18,939,535	16,221,259
Building	2,678,581	2,636,595
Office furniture and equipment	1,931,831	1,746,480
Land	250,000	250,000
Leasehold improvements	582,052	388,655
Fixtures and equipment at customer locations	2,232,285	2,306,807
Projects under construction	408,961	2,331,981
	27,023,245	25,881,777
Less: accumulated depreciation	(14,815,596)	(14,166,764)
Total Property and Equipment, Net	12,207,649	11,715,013
Other Assets:		
Deferred financing costs, net	222,696	51,747
Goodwill	1,113,108	1,113,108
Deferred tax assets	1,012,365	441,592
Other assets	279,800	812,698
Total Other Assets	2,627,969	2,419,145
TOTAL ASSETS	**30,270,182**	**30,271,858**

See accompanying notes.

CTI INDUSTRIES CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (CONT'D.)

	December 31, 2003	December 31, 2002
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Checks written in excess of bank balance	341,108	113,460
Accounts payable	6,799,490	9,580,823
Line of credit	3,694,241	5,642,649
Notes payable – current portion	2,998,496	1,742,658
Accrued liabilities	2,306,745	1,965,561
Total Current Liabilities	16,140,080	19,045,151
Long-Term Liabilities:		
Other liabilities	1,079,041	710,257
Notes payable	5,766,091	5,016,109
Notes payable – officers	2,064,126	—
Total Long-Term Liabilities	8,909,258	5,726,366
Minority Interest	9,263	25,865
Commitments, Contingencies and Litigation (Notes 14 & 15)		
Stockholders' Equity:		
Preferred Stock – no par value 2,000,000 shares authorized, 0 shares issued and outstanding	0	0
Common stock – no par value, 5,000,000 shares authorized, 2,150,216 and 2,141,882 shares issued, 1,918,420 and 1,910,086 shares outstanding, respectively	3,764,020	3,748,270
Class B Common stock – no par value, 500,000 shares authorized, 0 shares issued and outstanding	0	0
Paid-in-capital	5,554,332	5,554,332
Warrants issued in connection with subordinated debt and bank debt	595,174	135,462
Accumulated deficit	(3,528,063)	(2,962,016)
Accumulated other comprehensive earnings	(234,768)	(6,002)
Less:		
Treasury stock – 231,796 shares	(939,114)	(939,114)
Notes receivable from stockholders	0	(56,456)
Total Stockholders' Equity	5,211,581	5,474,476
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	**$ 30,270,182**	**$ 30,271,858**

See accompanying notes.

CTI INDUSTRIES CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2003	2002	2001 (as restated)
Net Sales	$ 36,259,638	$ 41,236,476	$ 27,446,494
Cost of Sales	29,626,450	32,344,115	19,835,066
Gross Profit on Sales	6,633,188	8,892,361	7,611,428
Operating Expenses:			
Administrative	4,054,607	4,224,777	3,701,591
Selling	1,441,501	1,551,538	1,760,138
Advertising and marketing	1,816,301	1,671,106	1,132,977
Total Operating Expenses	7,312,409	7,447,421	6,594,706
(Loss) Income from Operations	(679,221)	1,444,940	1,016,722
Other Income (Expense):			
Interest expense	(1,103,395)	(831,600)	(1,125,606)
Interest income	13,618	3,157	6,160
Gain on sale of assets	28,007	0	0
Foreign currency (loss) gain	(36,132)	(281,186)	89,028
Other	428,126	0	0
Total Other Income (Expense)	(669,776)	(1,109,629)	(1,030,418)
(Loss) Income Before Income Taxes (Benefit) and Minority Interest	(1,348,998)	335,311	(13,696)
Income Tax (Benefit) Expense	(782,468)	39,065	276,553
(Loss) Income Before Minority Interest	(566,530)	296,246	(290,249)
Minority Interest in Income of Subsidiary	(483)	(6,266)	(57,957)
Net (Loss) Income	$ (566,047)	$ 302,512	$ (232,292)
(Loss) Income Applicable to Common Shares	$ (566,047)	$ 302,512	$ (232,292)
(Loss) Income Per Common Share – Basic	$ (0.30)	$ 0.18	$ (0.15)
(Loss) Income Per Common Share – Diluted	$ (0.30)	$ 0.16	$ (0.15)
Weighted average number of shares and equivalent shares of common stock outstanding:			
Basic	1,918,260	1,688,384	1,511,958
Diluted	1,918,260	1,884,405	1,511,958

See accompanying notes.

CTI INDUSTRIES CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,		
	2003	2002	2001 (as restated)
Cash Flows from Operating Activities:			
Net (loss) income	$ (566,047)	$ 302,512	$ (232,292)
Adjustment to reconcile net (loss) income to cash provided by operating activities:			
Depreciation and amortization	1,618,563	1,588,187	1,665,758
Deferred gain on sale/leaseback	(30,047)	(30,046)	(30,046)
Amortization of Debt Discount	238,199	27,500	124,657
Minority interest in loss of subsidiary	(483)	(6,266)	(57,957)
Provision for losses on accounts receivable & inventory	355,000	300,000	240,000
Deferred income taxes	(782,468)	(25,700)	225,908
Change in assets and liabilities:			
Accounts receivable	619,113	(1,075,314)	(1,859,791)
Inventory	560,433	(1,964,697)	(1,832,182)
Other assets	66,313	(122,112)	132,809
Accounts payable and accrued expenses	1,129,596	4,056,872	2,246,986
Net Cash Provided by Operating Activities	3,208,172	3,050,936	623,850
Cash Flows from Investing Activity:			
Purchases of property, plant and equipment	(2,007,104)	(2,477,831)	(1,002,136)
Net Cash Used in Investing Activities	(2,007,104)	(2,477,831)	(1,002,136)
Cash Flows from Financing Activities:			
Checks written in excess of bank balance	227,648	113,460	0
Net change in revolving line of credit	(1,948,408)	(55,068)	2,088,176
Proceeds from issuance of long-term debt	6,768,759	0	4,299,000
Repayment of long-term debt	(5,649,214)	(591,182)	(5,604,248)
Repayment of short-term debt	0	0	(500,000)
Repayment of subordinated debt	0	0	(10,000)
Collection of Stockholder note	56,456	0	0
Proceeds from exercise of Stock options	15,750	0	0
Proceeds from exercise of warrants	0	19,750	0
Cash paid for deferred financing fees	(275,044)	0	0
Purchase of Treasury Stock	0	0	(171,380)
Net Cash (Used in) Provided by Financing Activities	(803,853)	(513,040)	101,548

See accompanying notes.

CTI INDUSTRIES CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT'D.)

	For the Year Ended December 31,		
	2003	2002	2001 (as restated)
Effect of Exchange Rate Changes on Cash	(227,966)	(10,060)	(5,308)
Net Increase (Decrease) in Cash	169,249	50,005	(282,046)
Cash and Equivalents at Beginning of Period	160,493	110,488	392,534
Cash and Equivalents at End of Period	$ 329,742	$ 160,493	$ 110,488
Supplemental Disclosure of Cash Flow Information:			
Cash payments for interest	$ 865,196	$ 776,802	$ 876,326
Cash payments for taxes	42,295	140,072	0
Supplemental Non-Cash Investing and Financing Activities:			
Issuance of stock for subordinated debt	0	715,000	0
Long-term debt incurred for the purchase of equipment	0	2,230,719	0
Note payable incurred to purchase 21.8% of minority interest in CTI Mexico S. A. de C.V	0	148,290	0
Stock Dividend	0	1,280,758	0
Conversion of accounts payable to notes payable	3,534,326	0	0
Common stock exchanged to exercise warrants	0	192,350	0
Refinance mortgage	2,671,243	0	0

See accompanying notes.

CTI INDUSTRIES CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Class B Common Stock			Warrants issued in connection with		Accumulated Other	Less					
									Treasury Stock		Redeemable	Stock	Notes	
	Shares	Amount	Shares	Amount	Paid-in Capital	subordinated debt	Accumulated Deficit	Comprehensive Earnings	Shares	Amount	Common Stock	Sub Recvble	Recvble Shareholders	TOTAL
Balance, December 31, 2000	966,327	$ 188,434	366,300	$ 1,000,000	($ 5,554,332)	$ 351,978	$ (1,751,478)	$ (42,244)	124,683	$ (575,384)	$ —	$ 4,700	$ (56,456)	$ 4,664,482
Expiration of stock redemption period											$ —	$ (4,700)		$ 4,700
Warrants issued in connection with subordinated debt						$ 135,462								$ 135,462
Purchase of Treasury Stock									74,513	$ (171,380)				$ (171,380)
Net Loss							$ (232,292)							$ (232,292)
Other comprehensive income Foreign currency translation								$ (75,763)						$ (75,763)
Total comprehensive loss														$ (308,055)
Balance, December 31, 2001	966,327	$ 188,434	366,300	$ 1,000,000	$ 5,554,332	$ 487,440	$ (1,983,770)	$ (118,007)	199,196	$ (746,764)	$ —	$ —	$ (56,456)	$ 4,325,209
Options Exercised	11,000	$ 19,750												$ 19,750
Class B Conversion	366,300	$ 1,000,000	($ 366,300)	($ 1,000,000)										$ —
Stock Dividend	304,218	$ 1,280,758					($ 1,280,758)							$ —
Warrant exercise for subordinated debt	423,579	$ 1,066,978				($ 351,978)								$ 715,000
Cashless exercise of warrants	70,458	$ 192,350							$ 32,600	$ (192,350)				$ —
Net Income							$ 302,512							$ 302,512
Other comprehensive income Foreign currency translation								$ 112,005						$ 112,005
Total comprehensive loss														$ 414,517
Balance, December 31, 2002	2,141,882	$ 3,748,270	0	$ —	$ 5,554,332	$ 135,462	$ (2,962,816)	$ (6,002)	231,796	$ (939,114)	$ —	$ —	$ (56,456)	$ 5,473,676
Options Exercised	8,334	$ 15,750												$ 15,750
Warrant exercise for subordinated debt						$ 459,712								$ 459,712
Collection of Notes Receivable													$ 56,456	$ 56,456
Net Income							($ 566,047)							$ (566,047)
Other comprehensive income Foreign currency translation								($ 228,776)						$ (227,966)
Total comprehensive loss														$ (794,813)
Balance, December 31, 2003	2,150,216	$ 3,764,020	$ —	$ —	$ 5,554,332	$ 595,174	$ (3,528,063)	$ (234,768)	231,796	$ (939,114)	$ —	$ —	$ —	$ 5,211,581

CTI INDUSTRIES CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

CTI Industries Corporation (the "Company"), its United Kingdom subsidiary (CTI Balloons Limited), and Mexican subsidiaries (Flexo Universal, S.A. de C.V., CTI Mexico Corporation, S.A. de C.V. and CTF International S.A. de C.V.) (i) design, manufacture and distribute metallized and latex balloon products throughout the world and (ii) operate systems for the production, lamination, coating and printing of films used for food packaging and other commercial uses and for conversion of films to flexible packaging containers and other products.

2. BASIS OF PRESENTATION

During the year ended December 31, 2003, the Company incurred a net operating loss before taxes of $1,349,000. As of December 31, 2003, and 2002, the Company had a working capital deficiency of $706,000 and $2,907,000, respectively. The Company depends on its line of credit, including a term loan and revolving line of credit with its principal lenders, and continued financial support from its principal stockholders/officers for liquidity. This line of credit expires on December 31, 2005.

For the year ending December 31, 2004, management anticipates improvement in its operating results and in cash generated from operating activities resulting from, among other things, restructuring certain operations. However, there is no assurance that such improvements in operating results will occur or that the funds provided from the Company's line of credit and operations will be sufficient to meet the Company's current obligations.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation. The consolidated financial statements include the accounts of CTI Industries Corporation; its wholly owned subsidiaries, CTI Balloons Ltd. ("CTI Balloons") and CTF International S.A. de C.V.; and its majority-owned subsidiaries, Flexo Universal S.A. de C.V. ("Flexo Universal") and CTI Mexico Corporation S.A. de C.V. ("CTI Mexico"). All significant intercompany accounts and transactions have been eliminated upon consolidation.

Foreign Currency Translation. The financial statements of foreign subsidiaries are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities, the historical exchange rate for stockholders' equity, and a weighted average exchange rate for each period for revenues and expenses.

Translation adjustments are recorded in accumulated other comprehensive income (loss) as the local currencies of the subsidiaries are the functional currencies.

Restatements. The Company's December 31, 2001, financial statements have been restated as further discussed in Amendment No. 1 to the Company's 2001 Form 10-KSB.

Accounting Estimates. In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the amounts reported of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period in the financial statements and accompanying notes. Actual results may differ from those estimates. The Company's significant estimates include reserves for doubtful accounts, reserves for lower of cost to market of inventory, and recovery value of good will.

Cash and Cash Equivalents. Cash and cash equivalents includes cash on hand, demand deposits, and short-term investments with original maturities of three months or less.

Trade Receivables. Trade receivables are carried at the original invoice amount less an estimate for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by identifying troubled accounts, evaluating the individual customer receivables, then considering the customer's financial condition, credit history and current economic conditions and by using historical experience applied to an aging of accounts. A trade receivable is considered to be past due if any portion of the receivable balance is outstanding for a period over the customer's normal terms. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received.

Inventories. Inventories are stated at the lower of cost or market. Cost is determined using standard costs, which approximates costing determined on a first-in, first-out basis and periodic adjustments to reflect the actual cost of production of inventories.

Property and Equipment. Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to operations as incurred. Depreciation is computed using the straight-line and declining-balance methods over estimated useful lives of the related assets. Leasehold improvements are amortized on a straight-line method over the lesser of the estimated useful life or the lease term. The estimated useful lives range as follows:

• Building	25 – 30 years
• Machinery and equipment	3 – 15 years
• Office furniture and equipment	5 – 8 years
• Leasehold improvements	5 – 8 years
• Furniture and equipment at customer locations	2 – 3 years

Goodwill. Prior to January 1, 2002, goodwill was amortized over 15 years using the straight-line method. Subsequent to that date, the Company has followed, and does now follow, the provisions of Statement of Financial Accounting Standards 142, "Goodwill and Other Intangible Assets," under which goodwill is not amortized but is tested at least annually for impairment. Goodwill on the accompanying balance sheets relates to Flexo Universal/CTI Mexico. It is the Company's policy to perform impairment testing for Flexo Universal/CTI Mexico annually as of December 31.

Impairment of Long-Lived Assets. The Company evaluates whether events or circumstances have occurred that indicate that the carrying amounts of long-lived assets (principally property and equipment) may be impaired or not recoverable. The significant factors that are considered that could trigger an impairment review include: changes in business strategy, market conditions, or the manner of use of an asset; underperformance relative to historical or expected future operating results; and negative industry or economic trends. In evaluating an asset for possible impairment, management estimates that asset's future undiscounted cash flows and appraised values to measure whether the asset is recoverable. The Company measures the impairment based on the projected discounted cash flows of the asset over its remaining life. While the Company believes that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect these evaluations.

Deferred Financing Costs. Deferred financing costs relates to the refinancing of debt in December 2003. These costs are being amortized on a straight-line basis over the term of the loans.

Income Taxes. The Company accounts for income taxes using the asset and liability method. As such, deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect when the anticipated reversal of these differences is scheduled to occur. The effect of a change in tax rates on deferred tax assets or liabilities is recognized in income in the period and includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Fair Value of Financial Instruments. The fair value of financial instruments are not materially different from their carrying values.

Other Comprehensive Income. For years ended December 31, 2003, 2002 and 2001, other comprehensive income consisted of foreign currency translation adjustments, net of related taxes.

Revenue Recognition. The Company recognizes revenue when title transfers upon shipment. Revenue from a transaction is not recognized until (i) a definitive arrangement exists, (ii) delivery of the product has occurred or the services have been performed, (iii) the price to the buyer has been fixed or is determinable and (iv) collectability is reasonably assured. In some cases, product is provided on consignment to customers. For these cases, revenue is recognized when the customer reports a sale of the product.

Stock-Based Compensation. At December 31, 2003, the Company had four stock-based compensation plans, which are described more fully in Note 15. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. The Company recognizes compensation cost for stock-based compensation awards equal to the difference between the quoted market price of the stock at the date of grant or award and the price to be paid by the employee upon exercise in accordance with the provisions of APB No. 25. Based upon the terms of Company's current stock option plans, the stock price on the date of grant and price paid upon exercise are the same. Accordingly, no stock-based employee compensation cost has been recognized, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income (loss) and earnings (loss) per share had compensation cost for all of the stock-based compensation plans been determined based on the grant date fair values of awards (the method described in FASB Statement No. 123, Accounting for Stock-Based Compensation):

	Years Ended December 31,		
	2003	2002	2001
Net (Loss) Income:			
As reported	(566,047)	302,512	(232,292)
Deduct total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(8,583)	(117,375)	(152,901)
Proforma net income (loss)	(574,630)	185,137	(385,193)
Net income (loss) per share:			
Basic – As reported	(0.30)	0.18	(0.15)
Basic – Proforma	(0.30)	0.11	(0.25)
Diluted – As reported	(0.30)	0.16	(0.15)
Diluted – Proforma	(0.30)	0.10	(0.25)

The fair value of each option was estimated as of the date of the grant using the Black-Scholes option pricing model based on the following assumptions:

	2003	2002	2001
Expected life (years)	5	5	7.5
Volatility	136.6%	123.3%	117%
Risk-free interest rate	4/4%	2.9%	4.5%
Dividend yield	—	—	—

Research and Development. The Company conducts product development and research activities, which include (i) creative product development, (ii) creative marketing, and (iii) engineering. During the years ended December 31, 2003, 2002 and 2001, research and development activities totaled $335,000, $333,000 and $325,000, respectively.

New Accounting Pronouncements. In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosures Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. FIN 45 is effective on a prospective basis to guarantees issued or modified after December 31, 2002, but has certain disclosure requirements effective for financial statements of interim or annual periods ending after December 15, 2002. The Company does not currently have any guarantees. The Company does not anticipate that the adoption of the disclosure requirements will have a material effect on its financial position or results of operations.

In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51," which addresses consolidation by business enterprises of variable interest entities ("VIE's") either: (1) that do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support or (2) in which the equity investors lack an essential characteristic of a controlling financial interest. In December 2003, the FASB completed deliberations of proposed modifications to FIN 46, resulting in multiple effective dates based on the nature as well as the creation date of the VIE. Special purpose entities created prior to February 1, 2003, may be accounted for under the original or revised interpretation's provisions no later than the Company's first quarter of 2004.

Non-special purpose entities created prior to February 1, 2003 are to be accounted for under the revised interpretation's provisions no later than the Company's second quarter of 2004. Management has concluded that the provisions of FIN 46 do not apply to the Company with respect to its transactions with Pepper Road, Inc. (see Note 17).

4. MAJOR CUSTOMERS

For the year ended December 31, 2003, the Company had three customers that accounted for approximately 28.4%, 14.7% and 11%, respectively, of consolidated net sales. Corresponding percentages of consolidated net sales generated by these customers for the year ended December 31, 2002, were approximately 29%, 17% and 12%, respectively; and in 2001, were approximately 23.0%, 14.0% and 2.7%, respectively. At December 31, 2003, the outstanding accounts receivable balances due from these three customers were $464,183, $566,557 and $862,407, respectively. At December 31, 2002 the outstanding accounts receivable balances due from these three customers were $1,149,856, $932,707 and $1,697,852. At December 31, 2001, the balances due from these three customers were $568,931, $579,035, and $367,677.

5. INVENTORY

Inventory is composed of the following:

	December 31, 2003	December 31, 2002
Raw Materials	$ 866,111	$ 1,865,871
Work in Process	1,365,317	2,135,503
Finished Goods	7,523,889	6,386,719
Allowance, Excess Quantities	(492,157)	(354,500)
Total Inventory	$ 9,263,160	$ 10,033,593

6. NOTES PAYABLE

Long-term debt consists of the following:

	December 31, 2003	December 31, 2002
Term loan with bank, payable in monthly installments of $22,222 plus interest at prime plus 0.75%	$ —	$ 1,355,057
Term loan with bank, payable in monthly installments of $58,333 plus interest at prime (4% at December 31, 2003) plus 1.5%; balance due February 1, 2009	3,500,00	—
Term loan with bank, payable in monthly installments of $19,209, including interest at 6.25%, due May 5, 2008 (loan renegotiated May 2003)	2,879,886	2,647,586
Term loan with bank, payable in monthly installments of $5,582, including interest at 10.00%, due and paid January 5, 2004	1,399	68,657
Term loan with bank, payable in monthly installments of $26,139, including interest at 5.75%, due January 2004 and paid December 2003	—	1,627,720
Vendor notes, at various rates of interest (weighted average of 6%), maturing through August 2005	2,299,647	—
Subordinated notes due to officers in 2005; interest at 9%; net of debt discount of $310,898	1,269,102	—
Subordinated notes due to officers; interest at 9%	795,024	—
Loan payable to a Mexican finance institution denominated in Mexican Pesos bearing interest at 9.81%	83,655	90,322
Loan with bank, with interest payable monthly at prime (4.25% at December 31, 2002)	—	969,425
Total	$ 10,828,713	$ 6,758,767
Less current portion	(2,998,496)	(1,742,658)
Total long-term debt	$ 7,830,217	$ 5,016,109

On December 31, 2003, the Company entered into a Loan and Security Agreement with a bank under which the bank provided to the Company a credit facility in the aggregate amount of $11,000,000, collateralized by substantially all assets of the Company. The credit facility expires on December 31, 2005; it is automatically renewed for successive one-year terms unless terminated by either of the parties. The credit facility includes a term loan of $3,500,000, at an interest rate of prime plus 1.5% per annum (and is being amortized over a period of 60 months), which is based primarily upon the appraised value of the equipment of the Company and a revolving line of credit at an interest rate of prime plus 1.5% per annum (5.5% at December 31, 2003), the amount of which is based on advances of up to 85% of eligible receivables and up to 50% of the value of the Company's domestic inventory. Upon the receipt of any proceeds of sale or other disposition of equipment, or any proceeds from damage, destruction or condemnation, such proceeds must be paid as a mandatory prepayment of the term loan. In addition, 50% of excess cash flow as of December 31, 2004, is required to be paid as a prepayment of the term loan. The loan agreement includes financial covenants requiring a minimal level of tangible net worth and ratio of EBITDA to fixed charges. The Company was in violation of the EBITDA to fixed charges at December 31, 2003, for which the bank has issued a waiver.

The loan agreement also prohibits new debt, loans by the Company, purchase of stock and dividends, without the consent of the bank.

As of December 31, 2003, the balance outstanding on the credit facility was $3,694,241.

In January 2001, the Company entered into a loan and security agreement with an institutional lender under which the lender provided the Company with a credit facility in the amount of $9,500,000, collateralized by equipment, inventory, receivables and other assets of the Company. The credit facility included a term loan of $1,426,000, at an interest rate of prime plus 0.75% per annum, which was based upon the appraised value of the equipment of the Company and a revolving line of credit at an interest rate of prime plus 0.5% per annum, the amount of which was based on advances of up to 85% of eligible receivables and up to 40% of the value of the Company's inventory. In 2002, the lender advanced additional funds on the original term loan in the amount of $490,880, advanced a second term loan in the amount of $1,740,000, and increased the credit facility to $11,500,000. The term loans and revolving line of credit were secured by substantially all assets of the Company. The term of this credit facility was for a period of three years expiring in January 31, 2004. This line of credit was paid in full at December 31, 2003, and was terminated.

Also in January 2001, another lender loaned to the Company the sum of $2,873,000 in a refinance of the Company's principal office building and property situated in Barrington, Illinois. The loan is collateralized by this building and property, with a net carrying value of $2,886,595, and has been made in the form of two notes. The first note is in the principal amount of $2,700,000, bears interest at the rate of 9.75%, and has a term of five years with an amortization period of 25 years. In May 2003, the terms of this note was renegotiated to a note in the principal amount of $2,912,000, bearing 6.25%, with a term of 5 years amortized over 30 years.

The second note is in the principal amount of $173,000 with an interest rate of 10%, and has a term of three years. The balance on this note of $1,399 as of December 31, 2003, was paid on January 5, 2004.

Future minimum principal payments, exclusive of debt discount, for amounts outstanding under these long-term debt agreements at December 31, 2003 are as follows:

2004	2,998,496
2005	2,948,195
2006	756,065
2007	759,723
2008	3,362,530
Thereafter	3,704
Less Current Portion	(2,998,496)
	$ 7,830,217

7. SUBORDINATED DEBT

In November 1999, warrants to purchase up to 35,263, 246,840 and 222,157 shares of the Company's Common Stock at an exercise price of $1.418 per share were issued to Messrs. H. Schwan, J. Schwan and Merrick, respectively, in consideration of subordinated loans by such individuals to the Company in the amounts, respectively, of $50,000, $350,000 and $315,000. Each of these warrants were exercised on June 3, 2002. The respective $50,000, $350,000 and $315,000 notes were cancelled and used as payment for the warrant shares.

In February 2003, the Company received $1,630,000 from certain officers in exchange for (a) two-year 9% subordinated notes and (b) five-year warrants to purchase 163,000 common shares at $4.87 per share. The proceeds were to (i) re-finance the bank loan of CTI Mexico in the amount of $880,000 and (ii) provide financing for CTI Mexico and Flexo Universal. As a result of valuing the warrants and allocating a portion of the proceeds to the warrants, the Company recorded additional paid in capital attributable to the warrants of $459,712 and a related discount in the subordinated debt of the same amount. The subordinated debt is recorded at December 31, 2003, net of unamortized debt discount of $310,898. The debt discount is amortized using the effective interest method over the term of the debt.

At various times during 2003, a shareholder/officer loaned an aggregate of $795,024 to the Company in exchange for notes bearing interest at 8%. These notes are subordinated to the bank loan of the Company.

8. OTHER INCOME

Other income of $428,126 set forth on the Company's Consolidated Statements of Operations for the year ended December 31, 2003, includes income derived from the settlement of certain outstanding liabilities due to vendors for less than the amount recorded on the books of the Company.

9. OTHER LIABILITIES

Items identified as Other Liabilities in the Company's Consolidated Balance Sheet as of December 31, 2003, include (i) deferred gain of the Company in the amount of $175,376 on the sale of a building to Pepper Road, Inc., (ii) loans by officers/shareholders to Flexo Universal totaling $250,000, which is subordinated to bank obligations and bearing interest at 8%, (iii) obligations of Flexo Universal to a financial institution in the amount of $83,665 and (iv) obligations of CTI Mexico, Flexo and CTF International totaling $570,000 to vendors on deferred payment terms.

10. INCOME TAXES

The income tax provisions are composed of the following:

	Year Ended December 31,		
	2003	2002	2001
Current:			
Federal	$ —	$ —	$ —
State	—	—	—
Foreign	—	—	22,316
	—	—	22,316
Deferred:			
Federal	(361,881)	25,859	199,340
State	(51,281)	3,665	—
Foreign	(369,306)	9,541	54,897
	(782,468)	39,065	254,237
Total income tax (benefit) provision	$ (782,468)	$ 39,065	$ 276,553

The components of the net deferred tax asset (liability) at December 31 are as follows:

	2003	2002	2001
Deferred Tax Assets:			
Allowance for doubtful accounts	$ 139,845	$ 135,667	$ 141,915
Inventory valuation	162,248	203,032	196,092
Accrued liabilities	151,017	126,804	192,870
Sale Leaseback	68,037	79,701	(396,974)
Unicap 263A adjustment	52,380	—	—
Net operating loss carryforwards	2,185,357	1,840,916	1,760,106
Alternative minimum tax credit carryforward	338,612	338,612	338,600
State Investment Tax Credit carryforward	18,041	26,225	—
Other Foreign Tax Items	137,993	—	—
Foreign Asset Tax Credit carryforward	160,784	166,790	—
Total Deferred Tax Assets	3,414,314	2,917,747	2,232,609
Deferred Tax Liabilities:			
Book over tax basis of capital assets	(1,069,395)	(989,197)	841,626
Cash basis of foreign inventory purchases	(264,933)	(500,578)	—
	(1,334,328)	(1,489,775)	841,626
Net Deferred Assets before Valuation Allowance	2,079,986	1,427,972	1,390,983
Less: Valuation Allowance	(738,600)	(738,600)	(738,600)
Net Deferred Tax Asset	$ 1,341,386	$ 689,372	$ 652,383

The Company maintains a valuation allowance with respect to deferred tax assets as a result of the uncertainty of ultimate realization. At December 31, 2003, the Company had net operating loss carryforwards of approximately $5,393,000, expiring in various years through 2023. The Company had approximately $338,600 of alternative minimum tax credits as of December 31, 2003, which have no expiration date. Future use of net operating loss carryforwards and income tax credits may be limited pursuant to Section 382 of the Internal Revenue Code. In addition, as per Mexican tax regulations, Flexo Universal has net operating loss carryforwards of approximately $2,822,000, expiring in 2013. Unremitted earnings of foreign subsidiaries have been indefinitely reinvested.
Income tax provisions differed from the taxes calculated at the statutory federal tax rate as follows:

	Year Ended December 31,		
	2003	2002	2001
Taxes at statutory rate	$ (393,154)	$ 114,000	$ (4,600)
State income taxes	(55,504)	16,000	0
Nondeductible expenses	20,564	41,000	—
Increase in deferred tax			
Valuation allowance	0	—	27,300
State credit created in current year	0	(22,000)	—
Foreign taxes and other	(354,374)	(109,935)	253,853
Income tax provision	$ (782,468)	$ 39,065	$ 276,553

11. EMPLOYEE BENEFIT PLAN

The company has a defined contribution plan for substantially all employees. Prior to January 1, 2004, the plan provided for the Company matching contributions on the first $300 of employee contributions with an additional bonus match of 1% of compensation for all participants who were employees on the last date of the plan year. Profit-sharing contributions may also be made at the discretion of the Board of Directors. Effective January 1, 2004, the Company amended its defined contribution plan. Under the amended plan the maximum contribution for the Company is 2% of gross wages. Employer contributions to the plan totaled $54,836 for the year ended December 31, 2003; $53,680 for the year ended December 31, 2002; and $57,160 for the year ending December 31, 2001.

12. RELATED PARTY TRANSACTIONS

The Company obtains legal services from a law firm in which two shareholders of the law firm are also shareholders of the Company, and in which one shareholder of the law firm is both a director and a shareholder of the Company. Legal fees incurred with this firm were $107,000 for the year ended December 31, 2003; $102,000 for the year ended December 31, 2002; and $121,000 for the year ended December 31, 2001.

In 1998, the Company advanced funds totaling $81,352 to officers of the Company. $56,456 of these funds were used to purchase common stock of the Company and were reflected as a contra equity account at December 31, 2002, and 2001. During 2003, these obligations have been repaid in their entirety.

A shareholder/officer of the Company is President of Packaging Systems, L.L.C. and affiliated companies. The Company made purchases of packaging materials from these entities in the amount of $118,011 and $273,910 during each of the years ended December 31, 2002, and 2003, respectively.

In November, 1999, the Company sold a building to a related party. See Note 15.

13. GOODWILL AND INTANGIBLE ASSETS

On January 1, 2002, the Company implemented Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. Under the provisions of SFAS 142, goodwill is no longer subject to amortization over its estimated useful life, but instead will be subject to at least annual assessments for impairment by applying a fair-value based test. SFAS 142 also requires that an acquired intangible asset should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights or if the asset can be sold, licensed, rented or exchanged, regardless of the acquirer's intent to do so. The Company has no acquired intangible assets other than goodwill. The Company determined that no transitional impairment loss was required at January 1, 2002.

The Company retained an independent consulting firm to conduct a study and make a determination whether the goodwill reflected on the Company's financial statements was impaired as of January 1, 2002, December 31, 2002, and December 31, 2003. For each of such times, the Company has received the report and opinion of such consulting firms to the effect that there was no impairment of goodwill reflected on the financial statements of the Company as of each of January 1, 2002, December 31, 2002, and December 31, 2003.

The gross carrying amount of goodwill as of December 31, 2003, and 2002 is $1,113,108.

The following information is provided with respect to amortization of good will during 2001:

	Year Ended December 31,		
	2003	2002	2001
Reported net income (loss)	$ (566,047)	$ 302,512	$ (232,292)
Add back: Goodwill amortization	$ —	$ —	$ 86,664
Adjusted net income (loss)	$ (566,047)	$ 302,512	$ (145,628)
Basic earnings per share			
Reported net income (loss)	$ (0.30)	$ 0.18	$ (0.15)
Add back: Goodwill amortization	$ —	$ —	$ 0.07
Adjusted net income (loss)	$ (0.30)	$ 0.18	$ (0.08)
Fully diluted earnings per share:			
Reported net income (loss)	$ (0.30)	$ 0.16	$ (0.15)
Add back: Goodwill amortization	$ —	$ —	$ 0.07
Adjusted net income (loss)	$ (0.30)	$ 0.16	$ (0.08)

14. COMMITMENTS AND CONTINGENCIES

Operating Leases. The Company entered into a 10-year lease agreement for office and warehouse facilities in November 1999, requiring monthly payments of $17,404, to Pepper Road, Inc., an entity which is owned by certain principal stockholders/officers of the Company. In 2003, the rent was reduced to $15,500 per month. Approximately 50% of the facility was subleased through March 2002, and after that, the Company assumed the remaining 50% of the facility. The Company's United Kingdom subsidiary also maintains a lease for office and warehouse space which expires in 2019.

The Company leases office equipment under operating leases that expire on various dates between April 2004 and December 2006.

The net lease expense was $555,197, $348,631 and $269,643 for the years ended December 31, 2003, 2002 and 2001, respectively. These amounts include $193,613 in 2003, and $208,844 in 2002 and 2001 to Pepper Road, Inc.

The future aggregate minimum net lease payments under existing agreements as of December 31, are as follows:

	Pepper Road, Inc.	Other	Total Lease Payments
2004	$ 186,000	$ 356,532	$ 542,532
2005	186,000	346,905	532,905
2006	186,000	315,771	501,771
2007	186,000	286,728	472,728
2008	186,000	51,700	237,700
Thereafter	155,000	568,700	723,700
Total	$ 1,085,000	$ 1,926,336	$ 3,011,336

Licenses. At December 31, 2003, the Company had certain merchandising license agreements of a one- to two-year duration that require royalty payments based upon the Company's net sales of the respective products. The agreements call for guaranteed minimum commitments that are determined on a calendar year basis.

Future guaranteed commitments due, as computed on a pro rata basis, as of December 31, are as follows:

- 2004: $86,664
- 2005: $76,664

15. LITIGATION

On September 5, 2003, Airgas Inc., Airgas-Southwest, Inc., Airgas-South, Inc., and Airgas-East, Inc. filed a joint action against CTI Industries Corporation for claimed breach of contract in the Circuit Court of Lake County, Illinois, claiming as damages the aggregate amount of $162,242. The Company has filed an answer denying the material claims of the complaint, affirmative defenses and a counterclaim. In the action, the plaintiffs claim that CTI Industries Corporation owes them certain sums for (i) helium sold and delivered, (ii) rental charges with respect to helium tanks and (iii) replacement charges for tanks claimed to have been lost. The Company intends to defend this action vigorously and to pursue its counterclaim.

In addition, the Company is party to certain lawsuits arising in the normal course of business. The ultimate outcome of these matters is unknown, but in the opinion of management, the settlement of these matters is not expected to have a significant effect on the future financial position or results of operations of the Company.

16. SALE/LEASEBACK OF BUILDING

In November 1999, the Company sold its building located next to its headquarters in Barrington, Illinois, to Pepper Road, Inc. ("Pepper Road") for a gain of $300,467 and entered into an agreement to lease back the facility. Pepper Road is an entity in which officers/shareholders of the Company have a controlling interest. The gain realized on the sale was deferred and is being recognized into income over the 10-year lease term.

17. RELATIONSHIP WITH PEPPER ROAD, INC.

Pepper Road, Inc. ("Pepper Road") purchased from the Company certain real estate, including a building, and leases that property to the Company under a 10-year lease. The unaudited financial statements of Pepper Road for its fiscal year ended December 31, 2003, include:

Gross Lease Income	$	193,615
Net Income	$	3,483
Assets, primarily land and building	$	1,819,328
Liabilities, primarily notes payable to bank	$	1,818,272
Equity	$	1,056

The Company paid a total of $193,615 in lease payments to Pepper Road during 2003 and $208,844 in lease payments during 2002 and 2001, respectively. The lease commitments of the Company to Pepper Road are included in Note 14. Each of the following people owns a one-third equity interest in Pepper Road: Howard Schwan, President; John Schwan, Chairman of the Board; and Stephen Merrick, Executive Vice President. Each of the foregoing people is a director and a significant shareholder of the Company. Management has concluded that the provisions of FIN 46 do not apply to the Company with respect to its transactions with Pepper Road, Inc.

18. AUTHORIZED PREFERRED STOCK

The Certificate of Incorporation of the Company authorizes the issuance, by the Board of Directors fixing all rights, preferences and designations of up to 2,000,000 shares of preferred stock of the Company, no par value. No shares of this preferred stock have been issued and there are no shares of such stock issued or outstanding.

19. STOCK OPTIONS AND WARRANTS

Under the Company's 1997 Stock Option Plan ("1997 Plan"), options to purchase 98,416 shares of the Company's common stock have been granted as of October 31, 1998, and remain outstanding as of December 31, 2003. The options are exercisable immediately upon grant and have a term of 10 years. The 1997 Plan provides for the award of options, which may either be incentive stock options ("ISOs") within the meaning of Section 422A of the Internal Revenue Code of 1986, as amended (the "Code"), or non-qualified options ("NQOs"), which are not subject to special tax treatment under the Code. The 1997 Plan is administered by the Board or a committee appointed by the Board (the "Administrator"). Officers, directors, and employees of and consultants to the Company or any parent or subsidiary corporation selected by the Administrator are eligible to receive options under the 1997 Plan. Subject to certain restrictions, the Administrator is authorized to designate the number of shares to be covered by each award, the terms of the award, the date on which and the rates at which options or other awards may be exercised, the method of payment and other terms.

On March 19, 1999, the Board of Directors approved for adoption, effective May 6, 1999, the 1999 Stock Option Plan ("1999 Plan"). The 1999 Plan authorizes the grant of options to purchase up to an aggregate of 158,733 shares of the Company's common stock. As of December 31, 2003, 147,027 options had been granted under the 1999 Plan. The options are exercisable immediately upon grant and have a term of 10 years.

On April 12, 2001, the Board of Directors approved for adoption, effective December 27, 2001, the 2001 Stock Option Plan ("2001 Plan"). The 2001 Plan authorizes the grant of options to purchase up to an aggregate of 158,733 shares of the Company's common stock. As of December 31, 2003, 106,550 options had been granted under the 2001 Plan. The options are exercisable immediately upon grant and have a term of 10 years.

On April 24, 2002, the Board of Directors approved for adoption, effective October 12, 2002, the 2002 Stock Option Plan ("2002 Plan"). The 2002 Plan authorizes the grant of options to purchase up to an aggregate of 142,860 shares of the Company's common stock. As of December 31, 2003, 58,930 options had been granted under the 2002 Plan. The options are exercisable immediately upon grant and have a term of 10 years.

The exercise price for ISOs cannot be less than the fair market value of the stock subject to the option on the grant date (110% of such fair market value in the case of ISOs granted to a stockholder who owns more than 10% of the Company's common stock). The exercise price of an NQO shall be fixed by the Administrator at whatever price the Administrator may determine in good faith. Unless the Administrator determines otherwise, options generally have a 10-year term (or 5 years in the case of ISOs granted to a participant owning more than 10% of the total voting power of the Company's capital stock). Unless the Administrator provides otherwise, options terminate upon the termination of a participant's employment, except that the participant may exercise an option to the extent it was exercisable on the date of termination for a period of time after termination.

In December 1996, certain members of the Company's management were issued warrants to purchase 76,923 shares of the Company's common stock at an exercise price of $2.73 per share in consideration of their facilitating and guaranteeing a bank loan to the Company in the amount of $6.3 million. The warrants had a term of six years and were exercised in 2002.

In September 1998, the Company issued an option to purchase 11,905 shares of the Company's common stock at an exercise price of $2.10 per share to Thornhill Capital LLC in consideration of services. The option has a term of 10 years. In September 1999, warrants to purchase 19,079 shares of the Company's common stock at an exercise price of $9.36 per share were cancelled and reissued at an exercise price of $1.42 per share. In April 2002, the Company issued an option to purchase 11,905 shares of the Company's common stock at an exercise price of $2.10 per share to Thornhill Capital in consideration of services.

In November 1999, warrants issued in 1997 to purchase up to 76,389 shares of the Company's common stock for $9.36 were cancelled. New warrants to purchase up to 423,579 shares of the Company's common stock at $1.688 were issued. The new warrants had a term of three years and were exercised in 2002.

In July 2001, certain members of the Company's management were issued warrants to purchase 119,050 shares of the Company's common stock at an exercise price of $1.50 per share in consideration of their facilitating, guaranteeing and securing bank loans to the Company in the amount of $1.4 million and advancing additional monies to the Company that were repaid in 2001. The warrants have a term of five years.

In March 2003, certain members of the Company's management were issued warrants to purchase an aggregate of 163,000 shares of the Company's common stock at an exercise price of $4.87 per share, the then market price, in consideration of such people making subordinated loans to the Company in the aggregate of $1,630,000. The warrants have a term of five years. See Note 7.

The following is a summary of the activity in the Company's stock option plans and other options and warrants issued, as restated for the stock dividend, for the years ended December 31, 2003, 2002 and 2001:

	Dec. 31, 2003	**Weighted Avg. Exercise Price**	**Dec. 31, 2002**	**Weighted Avg. Exercise Price**	**Dec. 31, 2001**	**Weighted Avg. Exercise Price**
Outstanding and exercisable, beginning of period	572,862	$ 2.58	1,094,739	$ 2.04	884,814	$ 2.28
Granted	170,000	2.22	79,764	2.22	240,482	2.01
Exercised	(8,334)	1.54	(601,245)	1.54	—	—
Cancelled	(8,929)	6.51	(396)	6.51	(30,557)	5.37
Outstanding and exercisable at the end of period	725,599	$ 2.58	572,862	$ 2.58	1,094,739	$ 2.04

As of December 31, 2003, available options to grant were 76,930.

Significant option and warrant groups outstanding at December 31, 2003, and related weighted average price and remaining life information are as follows:

Grant Date	Outstanding	Exercisable	Exercise Price	Remaining Life (Years)
September 1997	5,953	5,953	$ 6.28	3
September 1998	92,463	92,463	$ 6.51	4
September 1998	11,905	11,905	$ 2.10	4
September 1999	19,079	19,079	$ 1.42	0
March 2000	138,693	138,693	$ 1.95	6
July 2001	119,050	119,050	$ 1.50	2
December 2001	100,597	100,597	$ 1.46	7
April 2002	11,905	11,905	$ 2.10	8
December 2002	55,954	55,954	$ 2.36	8
February 2003	163,000	163,000	$ 4.87	4
December 2003	7,000	7,000	$ 2.26	10
Total Options and Warrants Outstanding	725,599	725,799		

The weighted average fair value of options granted during the years ending December 31, 2003, 2002 and 2001 were $2.26, $1.92 and $1.48 per share, respectively.

20. STOCK DIVIDEND AND CLASS B COMMON STOCK CONVERSION

On December 27, 2002, the Company distributed 304,218 shares of common stock in connection with a 19.05% dividend. As a result of the stock dividend, common stock was increased by $1,280,758 and accumulated deficit was increased by $1,280,758. All references in the accompanying financial statements to the number of common shares and pre-share amounts for 2001 have been restated to reflect the stock dividend.

In July 1997, the Company effected a recapitalization (the "Recapitalization") without a formal reorganization. As part of the Recapitalization, the Board of Directors approved the creation of Class B common stock, approved a 1 for 2.6 reverse stock split on both the common stock and preferred stock, and negotiated a conversion of all then-outstanding shares of the Company's convertible preferred stock into an aggregate of 366,300 shares of Class B common stock. The conversion was effective upon the closing of an initial public offering of 575,000 shares of the Company's common stock on November 5, 1997. The shares of Class B common stock contained rights identical to shares of common stock, except that shares of Class B common stock, voting separately as a class, had the right to elect four of the Company's seven directors. Shares of common stock and Class B common stock, voting together as a class, vote on all other matters, including the election of the remaining directors. The Recapitalization, initial public offering and related transactions were approved by written consent of the shareholders. On July 1, 2002, all outstanding shares of Class B common stock, by their terms, were converted to common stock.

21. EARNINGS PER SHARE

Basic earnings per share are computed by dividing the income available to common shareholders, net earnings, by the weighted average number of shares of common stock outstanding during each period.

Diluted earnings per share are computed by dividing the net earnings by the weighted average number of shares of common stock and common stock equivalents (redeemable common stock, stock options and warrants), unless anti-dilutive, during each period.

Earnings per share for the years ended December 31, 2003, 2002 and 2001 were computed as follows:

	Year Ended December 31,		
	2003	2002	2001
BASIC			
Average shares outstanding:			
Weighted average shares			
Outstanding during period	1,918,260	1,688,384	1,511,958

	Year Ended December 31,		
	2003	2002	2001
Earnings:			
Net (loss) income	$ (566,047)	$ 302,512	$ (232,292)
Amount for per-share Computation	$ (566,047)	$ 302,512	$ (232,292)
Net (loss) earnings applicable to Common shares	$ (0.30)	$ 0.18	$ (0.15)
DILUTED			
Average shares outstanding:			
Weighted average shares Outstanding	1,918,260	1,688,384	1,511,958
Common stock equivalents (options/warrants)		196,021	—
Weighted average shares Outstanding during period	1,918,260	1,884,405	1,511,958
Earnings:			
Net (loss) income	$ (566,047)	$ 302,512	$ (232,292)
Amount for per-share Computation	$ (566,047)	$ 302,512	$ (232,292)
Net (loss) earnings applicable to Common shares	$ (0.30)	$ 0.16	$ (0.15)

22. GEOGRAPHIC SEGMENT DATA

The Company's operations consist of a business segment that designs, manufactures and distributes balloon products. Transfers between geographic areas were primarily at cost. The Company's subsidiaries have assets consisting primarily of trade accounts receivable, inventory and machinery and equipment. Sales and selected financial information by geographic area for the periods ended December 31, 2002, and 2003 are as follows:

	United States	United Kingdom	Mexico	Eliminations	Consolidated
Dec. 31, 2003					
Revenues	$ 32,686,979	$ 2,415,028	$ 4,003,217	$ (2,845,586)	$ 36,259,638
Operating income	(246,299)	190,521	(527,767)	(95,676)	(679,221)
Net income (loss)	(883,369)	163,218	249,297	(95,193)	(566,047)
Total Assets	$ 27,602,666	$ 1,412,352	$ 5,475,850	$ (4,220,686)	$ 30,270,182
Dec. 31, 2002					
Revenues	$ 37,418,425	$ 1,965,736	$ 5,235,119	$ (3,382,804)	$ 41,236,476
Operating income	1,259,905	68,535	212,174	(95,674)	1,444,940
Net income (loss)	451,582	40,065	(99,724)	(89,411)	302,512
Total Assets	$ 26,311,194	$ 979,959	$ 4,982,751	$ (2,002,046)	$ 30,271,858
Dec. 31, 2001					
Revenues	$ 24,706,305	$ 1,672,672	$ 5,940,039	$ (4,872,522)	$ 27,446,494
Operating income	1,089,865	66,594	128,002	(267,739)	1,016,722
Net income (loss)	(104,384)	49,697	46,451	(224,056)	(232,292)
Total Assets	$ 20,354,875	$ 620,228	$ 5,785,584	$ (2,096,462)	$ 24,664,225

23. FOURTH QUARTER ADJUSTMENTS 2002

During the fourth quarter of 2002, the Company determined that adjustments to inventory, intercompany accounts and other accounts were necessary. The net effect of these fourth quarter adjustments did not materially affect the operating results of the first three quarters of 2002.

During the fourth quarter of 2003, the Company determined that adjustments to inventory and projects in process accounts were necessary. The net effect of these fourth quarter adjustments did not materially affect the operating results of the first three quarters of 2003.

24. VALUATION AND QUALIFYING ACCOUNTS

The following is a summary of the allowance for doubtful accounts related to accounts receivable for the years ended December 31, 2003,. 2002 and 2001:

	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2001
Balance at beginning of year	$ 391,406	$ 375,755	$ 312,572
Charged to expenses	$ 145,000	$ 148,131	$ 97,500
Uncollectible accounts written off	$ (220,359)	$ (132,480)	$ (34,317)
Balance at end of year	$ 316,047	$ 391,406	$ 375,755

The following is a summary of the allowance for obsolete inventory for the years ended December 31, 2003, 2002 and 2001:

	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2001
Balance at beginning of year	$ 392,142	$ 303,100	$ 251,723
Charged to expenses	$ 210,000	$ 180,000	$ 150,000
Obsolete inventory written off	$ (109,985)	$ (128,600)	$ (98,624)
Balance at end of year	$ 492,157	$ 354,500	$ 303,099

The following is a summary of property and equipment and the related accounts of accumulated depreciation for the years ended December 31, 2003, 2002 and 2001:

	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2001
Cost Basis			
Balance at beginning of year	$ 25,881,777	$ 21,700,060	$ 20,516,030
Additions	$ 2,869,966	$ 4,708,550	$ 1,184,030
Disposals	$ (1,728,498)	$ (526,833)	
Balance at end of year	$ 27,023,245	$ 25,881,777	$ 21,700,060
Accumulated depreciation			
Balance at beginning of year	$ 14,166,764	$ 13,000,561	$ 11,342,792
Depreciation	$ 1,514,468	$ 1,588,187	$ 1,657,769
Disposals	$ (865,636)	$ (421,984)	
Balance at end of year	$ 14,815,596	$ 14,166,764	$ 13,000,561
Property and equipment, net	$ 12,207,649	$ 11,715,013	$ 8,699,499

The following is a summary of costs in excess of fair value of net assets acquired and the related accumulated amortization for the years ended December 31, 2003, 2002 and 2001:

	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2001
Cost Basis			
Balance at beginning and end of year	$ 1,299,954	$ 1,299,954	$ 1,299,954
Accumulated amortization			
Balance at beginning of year	$ 186,846	$ 186,846	$ 100,182
Amortization	$ 0	$ 0	$ 86,664
Balance at end of year	$ 186,846	$ 186,846	$ 186,846
Cost in excess of fair value of net assets acquired	$ 1,113,108	$ 1,113,108	$ 1,113,108

25. QUARTERLY FINANCIAL DATA (UNAUDITED):

	Quarters Ended				Year Ended
	03/31/2003	06/30/2003	09/30/2003	12/31/2003	Dec. 31, 2003
Net sales	$ 10,162,495	$ 8,661,939	$ 8,428,784	$ 9,006,420	$ 36,259,638
Gross profit	$ 1,937,053	$ 1,906,029	$ 1,775,387	$ 1,014,719	$ 6,633,188
Income (loss) before extraordinary items	$ (689,788)	$ 133,178	$ 128,740	$ (138,177)	$ (566,047)
Net income (loss)	$ (689,788)	$ 133,178	$ 128,740	$ (138,177)	$ (566,047)
Earnings (loss) before extraordinary items per common share					
Basic	$ (0.36)	$ 0.07	$ 0.07	$ (0.07)	$ (0.30)
Diluted	$ (0.36)	$ 0.06	$ 0.06	$ (0.07)	$ (0.30)

	Quarters Ended				Year Ended
	03/31/2002	06/30/2002	09/30/2002	12/31/2002	Dec. 31, 2002
Net sales	$ 9,738,097	$ 10,905,748	$ 10,873,147	$ 9,719,484	$ 41,236,476
Gross profit	$ 2,554,252	$ 2,606,231	$ 2,685,187	$ 1,046,691	$ 8,892,361
Income (loss) before extraordinary items	$ 370,431	$ 133,527	$ 386,958	$ (588,404)	$ 302,512
Net income (loss)	$ 370,431	$ 133,527	$ 386,958	$ (588,404)	$ 302,512
Earnings (loss) before extraordinary items per common share					
Basic	$ 0.33	$ 0.11	$ 0.25	$ (0.35)	$ 0.18
Diluted	$ 0.30	$ 0.09	$ 0.22	$ (0.35)	$ 0.16

BALLOONS AND NOVELTY LINES


Happy Birthday!
CTI

CTI was the first company to mass produce foil balloons and today remains a leader in that industry. With state-of-the-art equipment, we create designs, produce and print films, and fabricate more than 25 million foil balloons annually at our facility in Barrington, Illinois.

The company produces over 450 balloon designs, including fun and interesting balloon shapes. Our line also includes many popular licensed characters.

CTI markets and sells balloons throughout the United States and in many foreign countries. Our balloons are sold in supermarkets, floral outlets, party goods stores, drug stores, and gift stores and by mass merchants. Our customers include principal distributors of balloon and novelty products and several major chains.

At our facility in Mexico, we produce more than 175 million latex balloons annually—and our production capacity continues to grow. The facility's products include balloons in a rainbow of colors and array of sizes, water balloons, animal "twisties," and punch balls. We market these products in the United States, Mexico, South America, and Europe.





COMMERCIAL FILMS

CTI's commercial films business has expanded rapidly over the past five years. Today, we produce:


GOURMET CLASSICS
100% Natural
COUNTRY COOL
LEMONADE
GOURMET CLASSICS
COCOA
GOURMET CLASSICS
100% Natural
RASPBERRY PIZAZZ
LEMONADE
GOURMET CLASSICS
INSTANT
Restaurant Blend
CHEFS BLEND COFFEE
Hotel & Restaurant Blend

- **Laminated films** used in the production of pouches for storing liquid food items.
- **Flexible plastic pouches** used for consumer storage bags.
- **Printed films** used to produce bags for packaging various food items, including coffee and snack foods.
- **"Dunnage bags,"** which are used—often in place of Styrofoam peanuts—to cushion products being packaged in containers.

In our commercial films business, we have acquired state-of-the-art equipment, including a high-speed extrusion lamination and coating machine, presses, slitters, and converting machines.

Through the years, we have developed superior technical abilities in the development and production of films. Today, we offer technology and products that are much sought after in our industry. For many of our customers, we do more than produce a finished product; we provide customized technology and solutions to meet their needs. We believe this approach enables us to maintain longer-term relationships with customers and offer "niche" products that afford better margins.


Stanford



TECHNOLOGY

An important element of CTI's value and strength is its technology. By focusing on our core competence in films and the development and production of bags and pouches, we have been able to develop and patent significant advances in our field. Some of these advances include:

- **A patented technology** for the placement of one-way valves in balloons and other pouches.
- **Patented and patent pending technologies** for the insertion and sealing of zip-lock closures in pouches that permit the pouch to draw and hold a vacuum. We believe CTI is the only company that has the technology to permit zip-lock bags consistently to draw and hold a vacuum in the bag.
- **A patented dual-layer design** for a one-way valve that is used in pouches to remove air or other gases from the pouches.

These developments have application in consumer storage bags, food storage bags, bags for storage of various commercial or industrial items, and even balloons.

CTI intends to use these new technologies to extend our revenues and business in the area of our core competence.




measurex



EXECUTIVE OFFICERS

John H. Schwan
Chairman of the Board of Directors

Howard W. Schwan
President

Stephen M. Merrick
Executive Vice-President

Mark Van Dyke
Senior Vice-President

Samuel Komar
Vice-President of Latex Sales

Brent Anderson
Vice-President of Manufacturing

Timothy Patterson
Vice-President of Finance

DIRECTORS

John H. Schwan
Chairman of the Board of Directors
President of Packaging Systems

Howard W. Schwan
President

Stephen M. Merrick
Executive Vice-President
Principal, Merrick & Klimek, P.C.
Senior Vice-President and Director of Reliv International, Inc. (NASDAQ)

Stanley M. Brown III
President, Inn-Room Systems, Inc.

Bret Tayne
President, Everede Tool Company

Michael P. Avramovich
Principal, Avramovich & Associates





CORPORATE HEADQUARTERS

CTI Industries Corporation
22160 North Pepper Road
Barrington, Illinois 60010
Phone: 847-382-1000
Fax: 847-382-1219

INDEPENDENT AUDITORS

Eisner, LLP
750 3rd Avenue
New York, New York 10017

FORM 10-K REPORT

A copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting:

Investor Relations
CTI Industries Corporation
22160 North Pepper Road
Barrington, Illinois 60010
Phone: 847-382-1000
Fax: 847-382-1219

COUNSEL

Merrick & Klimek, P.C.
33 North LaSalle Street
Suite 2200
Chicago, Illinois 60602

ANNUAL MEETING

The Annual Meeting of Shareholders will be held at 10:00 a.m. on Friday, October 29, 2004, at The Holiday Inn, Crystal Lake, 800 South Route 31, Crystal Lake, Illinois 60014.

REGISTRAR AND TRANSFER AGENT

Continental Stock Transfer
& Trust Company
17 Battery Place
New York, New York 10004

STOCK EXCHANGE LISTING

NASDAQ SmallCap Market under the symbol "CTIB"

FINANCIAL INFORMATION

CTI Industries Corporation maintains a website on the Internet at *www.ctiindustries.com*

FISCAL YEAR END

December 31, 2003

NUMBER OF SHAREHOLDERS OF RECORD

1,954,100 as of September 1, 2004

SHAREHOLDER QUESTIONS

Communications concerning stock transfer requirements, lost certificates, change of address, or dividends should be addressed to Continental Stock Transfer & Trust Company at 212-509-4000.

COMMON STOCK INFORMATION

The Company's common stock trades on the NASDAQ SmallCap Market System under the symbol "CTIB." The Company has not paid dividends since its initial public offering in November 1997 and does not anticipate paying dividends in the foreseeable future. As of September 1, 2004, there were approximately 47 holders of record of the Company's common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this annual report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Report Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results to differ from the performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to (i) the Company's ability to enter into or maintain business relationships with licensors, suppliers, distributors, customers and strategic partners, (ii) the Company's growth strategy, and (iii) anticipated trends in the Company business, as well as other risks and uncertainties reported in the Company's other SEC filings.





CTI Industries Corporation
22160 North Pepper Road
Barrington, Illinois 60010